

September 20, 2011

<u>Via E-mail</u>
Mr. Harold Riley
Chairman and Chief Executive Officer
Citizens, Inc.
400 East Anderson Lane
Austin, TX 78752

Re: **Citizens, Inc.**
Form 10-K for the Year Ended December 31, 2010
Filed March 11, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 8, 2011
File No. 000-16509

Dear Mr. Riley:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Form 10-K for the Year Ended December 31, 2010</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Investments, page 33</u>

1. Please provide us proposed disclosure to be included in future periodic reports indicating the source of the ratings referred to in the tables on pages 34 and 35 with elaboration as to the meaning of each rating category.

2. With respect to municipal securities, provide us proposed disclosure to be included in future periodic reports showing the fair value and amortized cost by general obligation and special revenue bonds at December 31, 2010. Within each of those categories, provide further break-down for each state or municipality comprising more than 10% of total municipal securities, showing the fair value and amortized cost and credit rating

with and without the third party guarantees. For the special revenue bonds category, also disclose a break-down by nature of activity supporting these securities for any activity comprising more than 10% of the municipal securities.

Form 10-Q for the Quarterly Period Ended June 30, 2011
Note 8: Commitments and Contingencies

3. Please provide us proposed disclosure to be included in future periodic reports clarifying whether any case is being pursued individually or is probable of being pursued individually as a result of December 9, 2009 failed recertification of the Delia Bolanos Andrade, et al. class action lawsuit. Further, please include in your proposed disclosure the estimated possible loss or range of loss or include a statement that an estimate cannot be made as required by ASC 450-20-50-4.b. ,as applicable, with respect to individuals pursuing claims relating to the Delia Bolanos Andrade, et al. lawsuit and, as a result of the July 20, 2011 ruling by the Fifth Circuit, the Road Home Litigation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant